Exhibit B
Agreement Regarding the Joint Filing of
Schedule 13D
The undersigned hereby agree as follows:
     (i) Each of the undersigned is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
     ii) Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

China U.S. Bridge Capital, Ltd.

		By:	/s/ Guoqiong Yu

		Name:	Guoqiong Yu
		Title:	CEO/Chairman/Manager

Date:	December 30, 2005

Date:	December 30, 2005	/s/ Guoqiong Yu

Guoqiong Yu